UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TEXAS PACIFIC LAND TRUST

Units of beneficial Interests in Texas Pacific Land Trust

882610108

December 31, 2014

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X   Rule 13d-1(b)

    Rule 13d-1(c)

    Rule 13d-1(d)

NOTE:The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


CUSIP No.  882610108

1.  Names of Reporting Persons.

	FIRST DALLAS HOLDINGS, INC.

2.  Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

        Texas

5. Sole Voting Power:  0

6. Shared Voting Power:  489,109

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  646,864

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  646,864

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  7.7

12. Type of Reporting Person:  HC



CUSIP No. 882610108

1. Names of Reporting Persons.

	CRAIG D. HODGES

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	MR. HODGES IS A UNITED STATES CITIZEN

5. Sole Voting Power:  0

6. Shared Voting Power:  489,109

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  646,864

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  646,864

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  7.7

12. Type of Reporting Person (See Instructions):  IN



CUSIP No. 882610108

1. Names of Reporting Persons.

	First Dallas Securities, Inc.

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Texas

5. Sole Voting Power:  0

6. Shared Voting Power:  0

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  67,944

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  67,944

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  0.8%

12. Type of Reporting Person (See Instructions):  IA, BD



CUSIP No.  882610108

1. Names of Reporting Persons.

	Hodges Capital Management, Inc.

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Texas

5. Sole Voting Power:  0

6. Shared Voting Power:  473,459


7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  563,270

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  563,270

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  6.7%

12. Type of Reporting Person (See Instructions):  IA



CUSIP No.  882610108

1.Names of Reporting Persons.

	Hodges Fund, A Series of professionally Managed Portfolios

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Massachusetts

5. Sole Voting Power:  0

6. Shared Voting Power:  259,659

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  259,659


9. Aggregate Amount Beneficially Owned by Each Reporting Person:  259,659

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  3.0%

12. Type of Reporting Person (See Instructions):  IV



CUSIP No.  882610108

1.Names of Reporting Persons.

	Hodges Small Cap Fund, A Series of professionally Managed Portfolios

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Massachusetts

5. Sole Voting Power:  0

6. Shared Voting Power:  205,300

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  205,300

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  205,300

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9):  2.4%

12. Type of Reporting Person (See Instructions):  IV



CUSIP No. 882610108

1. Names of Reporting Persons.

	Hodges Blue Chip 25 Fund, A Series of professionally Managed Portfolios

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Massachusetts

5. Sole Voting Power:  0

6. Shared Voting Power:  5,000

7. Sole Dispositive Power:  0

8. Shared Dispositive Power: 5,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  5,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row 9:  <0.1%

12. Type of Reporting Person :  IV



CUSIP No. 882610108

1. Names of Reporting Persons.

	Hodges Small Intrinsic Value Fund, A Series of professionally Managed
Portfolios

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Massachusetts

5. Sole Voting Power:  0

6. Shared Voting Power:  1,000

7. Sole Dispositive Power:  0

8. Shared Dispositive Power:  1,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  1,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row 9:  <0.1%

12. Type of Reporting Person :  IV



CUSIP No. 882610108

1. Names of Reporting Persons.

	Hodges Small-Mid Cap Fund, A Series of professionally Managed Portfolios

2. Check the Appropriate Box if a Member of a Group

(a)

(b)

3. SEC Use Only

4. Citizenship or Place of Organization

	Massachusetts

5. Sole Voting Power:  0

6. Shared Voting Power:  2,500

7. Sole Dispositive Power:  0

8. Shared Dispositive Power: 2,500

9. Aggregate Amount Beneficially Owned by Each Reporting Person:  2,500

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row 9:  <0.1%

12. Type of Reporting Person :  IV


Item 1.

(a) Name of Issuer:
	Texas Pacific Land Trust
(b) Address of Issuer's Principal Executive Offices:
	1700 Pacific Avenue
	Suite 2770
	Dallas, TX 75201
Item 2.

(a) Name of Person Filing:

	First Dallas Holdings, Inc.("FDHI")
	Craig D. Hodges
	First Dallas Securities, Inc.("FDSI")
	Hodges Capital Management, Inc.("HCM")
	Hodges Fund
	Hodges Small Cap Fund
	Hodges Blue Chip 25 Fund
	Hodges Small Intrinsic Value Fund
	Hodges Small-Mid Cap Fund


(b) Address of Principal Business Office or, if none, Residence:
	2905 Maple Ave.
	Dallas, Texas 75201

(b) Citizenship:
	First Dallas Holdings, Inc. is a Texas corporation.
	Craig D. Hodges is a citizen of the United States.
	First Dallas Securities, Inc. is a Texas corporation.
	Hodges Capital Management is a Texas corporation.
	Hodges Fund is a series of a Massachusetts business trust.
	Hodges Small Cap Fund is a series of a Massachusetts business trust.
	Hodges Blue Chip 25 Fund is a series of a Massachusetts business trust.
	Hodges Small Intrinsic Value is a series of a Massachusetts business trust.
	Hodges Small-Mid Cap Fund is a series of a Massachusetts business trust.

(d) Title of Class of Securities:
	Units of beneficial Interests in Texas Pacific Land Trust

(e) CUSIP Number:
	882610108

Item 3. If this statement is filed pursuant to SS240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(g)  X A parent holding company or control person in accordance with
			S 240.13d-1(b)(1)(ii)(G).


Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

	First Dallas Holdings, Inc.	646,864
	Craig D. Hodges			646,864
	First Dallas Securities, Inc.	67,944
	Hodges Capital Management, Inc.	563,270
	Hodges Fund			259,659
	Hodges Small Cap Fund		205,300
	Hodges Blue Chip 25 Fund	5,000
	Hodges Small Intrinsic Value Fd	1,000
	Hodges Small-Mid Cap Fund	2,500

(b) Percent of class:

	First Dallas Holdings, Inc.	7.7%
	Craig D. Hodges			7.7%
	First Dallas Securities, Inc.	0.8%
	Hodges Capital Management, Inc.	6.7%
	Hodges Fund			3.0%
	Hodges Small Cap Fund		2.4%
	Hodges Blue Chip 25 Fund	<0.1%
	Hodges Small Intrinsic Value Fd	<0.1%
	Hodges Small-Mid Cap Fund	<0.1%

The calculation of the percentage of beneficial ownership of the Company's units of beneficial interest is based upon 8,382,112 shares outstanding on September 30, 2014, as disclosed by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.

(c) Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:

	First Dallas Holdings, Inc	0
	Craig D. Hodges			0
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	0
	Hodges Fund			0
	Hodges Small Cap Fund		0
	Hodges Blue Chip 25 Fund	0
	Hodges Small Intrinsic Value Fd	0
	Hodges Small-Mid Cap Fund	0

	(ii) Shared power to vote or to direct the vote:

	First Dallas Holdings, Inc.	489,109
	Craig D. Hodges			489,109
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	473,459
	Hodges Fund			259,659
	Hodges Small Cap Fund		205,300
	Hodges Blue Chip 25 Fund	5,000
	Hodges Small Intrinsic Value Fd	1,000
	Hodges Small-Mid Cap Fund	2,500

	(iii) Sole power to dispose or to direct the disposition of:

	First Dallas Holdings, Inc	0
	Craig D. Hodges			0
	First Dallas Securities, Inc.	0
	Hodges Capital Management, Inc.	0
	Hodges Fund			0
	Hodges Small Cap Fund		0
	Hodges Blue Chip 25 Fund	0
	Hodges Small Intrinsic Value Fd	0
	Hodges Small-Mid Cap Fund	0

	(iv) Shared power to dispose or to direct the disposition of:

	First Dallas Holdings, Inc.	646,864
	Craig D. Hodges			646,864
	First Dallas Securities, Inc.	67,944
	Hodges Capital Management, Inc.	563,270
	Hodges Fund			259,659
	Hodges Small Cap Fund		205,300
	Hodges Blue Chip 25 Fund	5,000
	Hodges Small Intrinsic Value Fd	1,000
	Hodges Small-Mid Cap Fund	2,500

The reported are shares of beneficial Interests.

All 646,864 of the reported shares collectively, the ("reported Shares") may be deemed as beneficially owned by FDHI, which is the owner of FDSI and HCM, and Craig D. Hodges, who is the controlling shareholder of FDHI.

	67,944 of the Reported Shares are held in seperate accounts managed by FDSI, each of which, individually, owns less than 1% of the common stock of the Issuer(each a "Separate Account"). FDSI is a registered broker-dealer and an investment adviser registered with the SEC. 89,811 of the Reported Shares are held in Separate Accounts managed by HCM, which is also an investment adviser registered with the SEC.

	259,659 of the Reported Shares are held by the Hodges Fund, 205,300 of the Reported Shares are held by the Hodges Small Cap Fund, 5,000 of the Reported Shares are held by the Hodges Blue Chip 25 Fund, 1,000 of the Reported Shares are held by the Small Intrinsic Value Fund and 2,500 of the Reported Shares are held by the Small-Mid Cap Fund all of which are series of Professionally Managed Portfolios, an investment company registered under the Investment Company Act of 1940.
	The investment adviser to all of these funds is HCM, which may be deemed to be a beneficial owner of the funds' Reported Shares.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company or Control Person

First Dallas Securities, Inc. is wholly-owned by First Dallas Holdings, Inc., and is a registered investment adviser in accordance with S 240.13d-1(b)(1)(ii)(E)

Hodges Capital Management, Inc. is wholly-owned by First Dallas Holdings, Inc., and is a registered investment adviser in accordance with S 240.13d-1(b)(1)(ii)(E)


Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Exhibit 1:
	Joint Filing Agreement dated February 11, 2015, among FDHI, Craig D. Hodges, FDSI, HCM, Hodges Fund, Hodges Small Cap Fund, Hodges Blue Chip 25 Fund, Hodges Intrinsic Value Fund and Hodges Small-Mid Cap Fund.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2015


	Craig D. Hodges
	Chairman